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SECURITIES AND EXCHANGE COMMISSION	OMB Number.................. 3235-0058
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	September 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Dynasil Corporation of America
Full Name of Registrant

Former Name if Applicable

44 Hunt Street
Address of Principal Executive Office (Street and Number)

Watertown, MA 02472
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dynasil Corporation of America (the “Company”) is unable to file its Annual Report on Form 10-K for the period ended September 30, 2012 within the prescribed time period without unreasonable effort and expense for the following reasons:

1. As disclosed in the Company’s Current Report on Form 8-K filed on December 31, 2012, the Company is in default of the financial covenants set forth in the terms of its outstanding indebtedness with respect to its fiscal year ended September 30, 2012 (“2012 Fiscal Year”). The Company continues to be current with all principal and interest payments due on all its outstanding indebtedness. Management has spent considerable time and effort addressing this financial covenant default, including discussions with its senior lender, the ongoing evaluation of various strategic and restructuring alternatives and an analysis of the covenant failure and its effect on the Company’s financial statements for the 2012 Fiscal Year. With respect to the latter, as a result of the recent underperformance underlying the covenant failure, the Company is conducting, and has yet to complete its review and assessment of impairment on its goodwill and long-lived assets. The Company expects to record significant non-cash impairment charges in the fiscal fourth quarter though at this time the Company cannot provide an estimate of such impairment charges. Given the uncertainty created by the default, the Company’s independent registered public accounting firm will include an explanatory paragraph indicating substantial doubt about the Company’s ability to continue as a going concern in their audit opinion, as required by the professional auditing standards.

2. With respect to the preparation of the Form 10-K and financial statements for the 2012 Fiscal Year and the finalization of the audit process relating thereto, the following have not yet been completed:

•	Management has not completed its assessment of the design and operating effectiveness of the Company’s internal controls over financial reporting, which will be included in the Form 10-K for the 2012 Fiscal Year.

•	As stated above, there are ongoing analyses being conducted regarding the impairment of certain long-lived assets and goodwill.

Based on the foregoing, the Company could not have completed its financial statements or its evaluation of the impact on internal controls in order to have timely filed the Form 10-K for the 2012 Fiscal Year without unreasonable effort or expense. Once these matters are finalized and the audit by the Company’s independent public accountants is complete, the Company intends to file the Form 10-K as soon as practicable.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard A. Johnson	(617)	668-6848
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates reporting the following significant changes for the 2012 Fiscal Year:

•	Revenues to be in a range of approximately $47 million to $48 million, compared to revenues of $46.9 million in fiscal year 2011.

•	The Company expects to report a net loss for the fiscal year 2012, though the magnitude of the loss has not yet been fully quantified. This compares to net income of $1.3 million for fiscal year 2011. This loss is due to significant research & development costs at the Company’s Dynasil Products business unit; contract overruns at its RMD division; continued investment in the Company’s Dynasil Biomedical division; a significant nonrecurring increase in selling, general and administrative (SG&A) expenses in the fourth quarter described below; and the non-cash impairment charges described below.

•	Significant goodwill and intangible impairment charges in the fourth quarter though the magnitude of the impairment has not yet been fully quantified.

•	A significant, non-recurring increase in SG&A of approximately $466,000 in the fourth quarter. These expenses relate to the Company initiating an internal review of the billing and accounting practices and internal controls at its RMD division.

•	Based on the covenant default situation, the Company will reclassify all of its outstanding indebtedness as current liabilities, and its independent registered accounting firm will qualify its audit opinion with a going concern note.

The foregoing information is preliminary and is subject to the Company completing its review and the preparation of the financial statements.

The foregoing statements about the anticipated timing of the Form 10-K and the Company’s expected results of operations, including the amounts and ranges of the various impairment charges in the aggregate, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based upon information presently available to the Company and assumptions that it believes to be reasonable.  Investors are cautioned that all such statements involve risks and uncertainties, including the risks that additional resources and time may be needed to complete and file the Form 10-K and that the Company’s actual operating results may differ materially from these estimates upon completion of management’s review of the financial statements.

Dynasil Corporation of America

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	January 2, 2013	By	/s/ Richard A. Johnson
Richard A. Johnson Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).